Atlas Lithium Corporation

Rua Bahia, 2463 – Suite 205

Belo Horizonte, Minas Gerais, Brazil 30.160-012

September 14, 2023

VIA EDGAR

United States Securities and Exchange Commission

Office of Energy and Transportation

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Brad Skinner, Office Chief
Michael Purcell, Examiner

Re:	Atlas Lithium Corporation
Registration Statement on Form S-3
File No. 333-274223

Dear Mr. Skinner and Mr. Purcell:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Atlas Lithium Corporation hereby requests that the effective date of the above referenced Registration Statement on Form S-3 be accelerated so that it will become effective at 4:00 p.m. Eastern time on September 18, 2023, or as soon as practicable thereafter.

Please contact Era Anagnosti of DLA Piper LLP (US) at (202) 799-4000 with any questions, and please notify her when this request for acceleration has been granted.

Sincerely,

ATLAS LITHIUM CORPORATION

		By:	/s/ Marc Fogassa
		Name:	Fogassa
		Title:	Chief Executive Officer

cc:	Era Anagnosti, DLA Piper LLP (US)